SimGraphics Engineering Corp. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SimGraphics Engineering Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 19, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,641	14,415
Accounts Receivable	3,650	9,524
Total Current Assets	10,291	23,939
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	-	2,300
Total Non-Current Assets	-	2,300
TOTAL ASSETS	10,291	26,239
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	541	13,979
Total Current Liabilities	541	13,979
Long-term Liabilities		
Notes Payable	48,617	-
Total Long-Term Liabilities	48,617	-
TOTAL LIABILITIES	49,158	13,979
EQUITY		
Common Stock	925	925
Additional Paid in Capital	22,867	22,867
Accumulated Deficit	(62,660)	(11,532)
Total Equity	(38,868)	12,260
TOTAL LIABILITIES AND EQUITY	10,291	26,239

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	32,156	115,423
Cost of Revenue	54,064	35,161
Gross Profit	(21,908)	80,261
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	11,171	19,528
Wages	44,067	87,645
Depreciation	4,559	4,982
Total Operating Expenses	59,797	112,155
Operating Income (loss)	(81,705)	(31,894)
Other Income		
Cancellation of Debt Income	45,655	
Other	77	11,306
Total Other Income	45,732	11,306
Other Expense		
Interest Expense	-	-
Other	-	-
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(35,973)	(20,587)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(35,973)	(20,587)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,559	4,982
Accounts Payable	(28,592)	(926)
Accounts Receivable	5,874	(9,524)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(18,159)	(5,468)
Net Cash provided by (used in) Operating Activities	(56,391)	(26,055)
INVESTING ACTIVITIES		
Equipment	(2,259)	(4,447)
Net Cash provided by (used by) Investing Activities	(2,259)	(4,447)
FINANCING ACTIVITIES		
Debt Proceeds. Net	48,617	
Net Cash provided by (used in) Financing Activities	48,617	-
Cash at the beginning of period	14,415	44,917
Net Cash increase (decrease) for period	(7,774)	(30,502)
Cash at end of period	6,640	14,415

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	41,918	925.00	22,867	9,056	32,848
Net Income (Loss)	-		-	(20,587)	(20,587)
Ending Balance 12/31/2019	41,918	925.00	22,867	(11,532)	12,260
Issuance of Common Stock	50,082		-	-	-
Prior Period Adjustment for Accounting Error	-	-	-	(15,155)	(15,155)
Net Income (Loss)	-		-	(35,973)	(35,973)
Ending Balance 12/31/2020	92,000	925.00	22,867	(62,660)	(38,868)

SimGraphics Engineering Corp.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SimGraphics Engineering Corp. ("the Company") was formed in California on April 3, 1985. In 2019 the Company began transitioning from a successful creative services-based business to a product-based business. The Company plans to earn revenue over the next year using a mix of creative services and product licensing/SAAS. By year three, the Company plans to earn revenue primarily from product licensing and SAAS, leveraging its AI and animation technology to fuel the need to cost effectively communicate to broad audiences while keeping the interaction personal.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue Risks

One customer comprised 100% of revenue for the years 2019 and 2020. Should we lose this customer, there could be an adverse effect on the results of our operations. The Company has worked with this customer for over 10 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues through creative service contracts with entertainment and brand advertising companies to produce live-performed and autonomous virtual interactive characters. It also licenses its software for ongoing use once character creation is complete. The Company's payments are generally collected throughout the development of the creative services, and on a monthly basis for license fees, support, and maintenance. at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one or more months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Year	*Creative Services*	*Platform Licensing*	*Total*
2019	$115,423	$0.00	$115,423
2020	$32,156	$0.00	$32,156

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying

stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, December 31, 2019	-	
Granted	8,000	$ 5.00
Exercised	-	$ -
Expired/cancelled	-	
Total options outstanding, December 31, 2020	8,000	$ 5.00
Options exercisable, December 31, 2020	4,000	$

	Nonvested Options	Weighted Average Fair Value
Nonvested options		
Nonvested options, December 31, 2019	-	$ -
Granted	8,000	$ 5.00
Vested	(4,000)	$ 5.00
Forfeited	-	
Nonvested options, December 31, 2020	4,000	$ 5.00

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company had outstanding $48.6k in SBA Disaster Relief Loans. The amount accrues interest at 3.75% with maturity in 2050 requiring payments of approximately $200 per month.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	443
2022	911
2023	946
2024	982
2025	1019
Thereafter	44,316

NOTE 6 – EQUITY

The Company has authorized 150,000 of common shares with a par value of $0.00001 per share. 92,000 shares were issued and outstanding as of 2020.

The Company is in the process of amending its articles of incorporation to authorize a total of 300,000 shares of common and 75,000 shares of preferred stock.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The rights of Preferred shareholders have not been codified as of the date of these financials.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 19, 2021, the date these financial statements were available to be issued. The Company sold 3,226 shares of common stock at $7.75 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses for the years reflected, has an accumulated deficit, and may continue to generate losses.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.